H:\FRR\1ST\COAL\CCPCSEC.DOC\1
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                       CONESVILLE COAL PREPARATION COMPANY
                        QUARTERLY REPORT PER REQUIREMENTS
                    OF HOLDING COMPANY ACT RELEASE NO. 23463
                 BY MONTH, FOR THE QUARTER ENDED MARCH 31, 2001



                                                      CONTENTS

                                                                    Page

Statements of Income                                                   1

Balance Sheets                                                         2

Statements of Quantities of Coal Processed and
 Customer Billings for Coal Washing Services                           3

Statements of Cost of Operation                                        4

Price Per Ton of Coal Deliveries                                       5



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
                       CONESVILLE COAL PREPARATION COMPANY
                              STATEMENTS OF INCOME
                 BY MONTH, FOR THE QUARTER ENDED MARCH 31, 2001
                                   (UNAUDITED)


                                                                        Three
                                           Month Ended                  Months
                           ---------------------------------------      Ended
                           January 31,   February 28,     March 31,    March 31,
                              2001           2001           2001         2001
                           -----------   ------------     ---------   ----------
                                               (in thousands)
OPERATING REVENUES -
  Services to Parent . . .   $1,059         $976           $1,118         $3,153

COST OF OPERATION. . . . .    1,046          963            1,106          3,115
                             ------         ----           ------         ------

OPERATING INCOME . . . . .       13           13               12             38

NONOPERATING INCOME. . . .        3            2                3              8
                             ------         ----           ------         ------

INCOME BEFORE FEDERAL
  INCOME TAXES . . . . . .       16           15               15             46

FEDERAL INCOME TAXES . . .       10            9               10             29
                             ------       ------           ------         ------

NET INCOME . . . . . . . .   $    6       $    6           $    5         $   17
                             ======       ======           ======         ======

The common stock of the Company is wholly owned by Columbus Southern Power
Company.


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
                       CONESVILLE COAL PREPARATION COMPANY
                                 BALANCE SHEETS
               BY MONTH-END, FOR THE QUARTER ENDED MARCH 31, 2001
                                   (UNAUDITED)
                                          January 31,   February 28, March 31,
                                            2001           2001        2001
                                         -----------   ------------  ---------
                                                     (in thousands)
ASSETS
------
MINING PLANT:
  Mining Plant in Service . . . . . . . . .$2,284        $2,284          $2,284
  Accumulated Amortization. . . . . . . . . 1,326         1,366           1,424
                                           ------        ------          ------
         NET MINING PLANT . . . . . . . . .   958           918             860
                                           ------        ------          ------

OTHER PROPERTY AND INVESTMENTS. . . . . . .   110           104              98
                                           ------        ------          ------

CURRENT ASSETS:
  Cash and Cash Equivalents . . . . . . . .    15            17              27
  Accounts Receivable:
    General . . . . . . . . . . . . . . . .    11            14              10
    Affiliated Companies. . . . . . . . . . 2,331         2,255           1,132
  Advances to Affiliates. . . . . . . . . .   274           804           1,905
  Materials and Supplies. . . . . . . . . .   997         1,075           1,065
  Other . . . . . . . . . . . . . . . . . .    11             8               7
                                           ------        ------          ------
         TOTAL CURRENT ASSETS . . . . . . . 3,639         4,173           4,146
                                           ------        ------          ------

DEFERRED INCOME TAXES . . . . . . . . . . .   977           994           1,007
                                           ------        ------          ------

REGULATORY ASSETS . . . . . . . . . . . . .   321           317             314
                                           ------        ------          ------

           TOTAL. . . . . . . . . . . . . .$6,005        $6,506          $6,425
                                           ======        ======          ======

CAPITALIZATION AND LIABILITIES
------------------------------
SHAREOWNER'S EQUITY:
  Common Stock - Par Value $1,000:
    Authorized - 500 Shares
    Outstanding - 100 Shares. . . . . . . .$  100        $  100          $  100
  Paid-in Capital . . . . . . . . . . . . .   400           400             400
  Retained Earnings . . . . . . . . . . . . 1,036         1,042           1,047
                                           ------        ------          ------
         TOTAL SHAREHOLDER'S EQUITY . . . . 1,536         1,542           1,547
                                           ------        ------          ------

OTHER NONCURRENT LIABILITIES. . . . . . . . 2,205         2,218           2,208
                                           ------        ------          ------

CURRENT LIABILITIES:
  Accounts Payable:
    General . . . . . . . . . . . . . . . .   119           141              79
    Affiliated Companies. . . . . . . . . .   419           492             408
  Accrued Rentals . . . . . . . . . . . . .   322           578             883
  Other . . . . . . . . . . . . . . . . . . 1,171         1,103             794
                                           ------        ------          ------
         TOTAL CURRENT LIABILITIES. . . . . 2,031         2,314           2,164
                                           ------        ------          ------

DEFERRED GAIN ON SALE OF PLANT. . . . . . .   217           197             178
                                           ------        ------          ------

REGULATORY LIABILITIES. . . . . . . . . . .    16           235             328
                                           ------        ------          ------

           TOTAL. . . . . . . . . . . . . .$6,005        $6,506          $6,425
                                           ======        ======          ======


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
                       CONESVILLE COAL PREPARATION COMPANY
                 STATEMENTS OF QUANTITIES OF COAL PROCESSED AND
                   CUSTOMER BILLINGS FOR COAL WASHING SERVICES
                 BY MONTH, FOR THE QUARTER ENDED MARCH 31, 2001


Services Rendered to
Columbus Southern             Raw                   Clean
Power Company's               Coal                  Coal
Conesville Plant*             Input     Rejects     Output   Unit Price   Amount
----------------             -------    -------     ------   ----------   ------
  (Month/Year)                (tons)     (tons)     (tons)    (per ton)    (000)
January 2001 . . . . . . . . 209,134     27,235     181,899     $5.82     $1,059
                             =======     ======     =======     =====     ======

February 2001. . . . . . . . 188,465     23,848     164,617     $5.93     $  976
                             =======     ======     =======     =====     ======

March 2001 . . . . . . . . . 210,406     26,313     184,093     $6.07     $1,118
                             =======     ======     =======     =====     ======


 * Jointly owned by Cincinnati Gas & Electric Company, Dayton Power & Light
   Company and Columbus Southern Power Company, the parent of Conesville Coal
   Preparation Company.
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
                       CONESVILLE COAL PREPARATION COMPANY
                         STATEMENTS OF COST OF OPERATION
                 BY MONTH, FOR THE QUARTER ENDED MARCH 31, 2001

                                                                         Three
                                                                         Months
                                          January   February    March    Ended
                                            2001      2001       2001   3/31/00
                                          -------   --------    ------  -------
                                                        (in thousands)
Labor-UMW*. . . . . . . . . . . . . . . . .$  110    $   76    $   81    $  267
Benefits-UMW* . . . . . . . . . . . . . . .    74        77        67       218
Office Salaries and Benefits. . . . . . . .   102       101       109       312
Operating Materials . . . . . . . . . . . .    61        37        35       133
Maintenance - Materials and Services. . . .   101       (26)      204       279
Electricity . . . . . . . . . . . . . . . .    77        63        69       209
Other Billed Services . . . . . . . . . . .    43        16        26        85
Rentals . . . . . . . . . . . . . . . . . .   326       332       325       983
Amortization of Deferred Gain
  on Sale of Plant. . . . . . . . . . . . .   (20)      (20)      (19)      (59)
Depreciation. . . . . . . . . . . . . . . .    40        40        40       120
Cleaning Cost Normalization** . . . . . . .    10       215        96       321
Other . . . . . . . . . . . . . . . . . . .   122        52        73       247
                                           ------    ------    ------    ------

          Total . . . . . . . . . . . . . .$1,046    $  963    $1,106    $3,115
                                           ======    ======    ======    ======


 * United Mine Workers of America.
** Represents the deferral/accrual required to establish revenue based on forecasted results for the remainder of the year. The amount of cleaning cost normalization is established on an "overall" company basis (i.e., not itemized) and is eliminated by year-end.


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

                         COLUMBUS SOUTHERN POWER COMPANY
                        PRICE PER TON OF COAL DELIVERIES
                 BY MONTH, FOR THE QUARTER ENDED MARCH 31, 2001


                                                  January    February    March
                                                    2001       2001       2001
                                                   ------    --------  ---------
Clean Coal Deliveries from Conesville Coal
  Preparation Plant (a) . . . . . . . . . . . . .  $32.64 *   $35.63 *  $33.25 *
                                                   ======     ======    ======


Notes: (a) Coal  cleaned  by Conesville  Coal Preparation  Plant and  delivered to Columbus Southern Power's Conesville Generating Plant. These deliveries of clean coal will normally consist of coal cleaned from beginning inventory as well as current month deliveries.




* Average price per ton.
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